SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of January 2007
Shaw Communications Inc.
(Translation of registrant’s name into English)
Suite 900, 630 – 3rd Avenue S.W., Calgary, Alberta T2P 4L4 (403) 750-4500
(Address of principal executive offices)
     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐	Form 40-F ☑
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):     ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):     ☐
     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
     If “ Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURE
          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Shaw Communications Inc., has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	January 15, 2007
Shaw Communications Inc.

By:
/s/ Steve Wilson
Steve Wilson
Sr. V.P., Chief Financial Officer
Shaw Communications Inc.

Shaw Communications Inc. announces solid start to 2007 with first quarter results
Calgary, Alberta (January 11, 2007) — Shaw Communications Inc. announced today results for its first quarter ended November 30, 2006. Consolidated service revenue of $671.0 million for the three month period, increased 13.8% over the comparable quarter and total service operating income before amortization1 of $299.8 million improved by 17.4%. Funds flow from operations2 increased to $243.9 million for the quarter compared to $197.2 million.
Commenting on the results, Jim Shaw, Chief Executive Officer, noted: “We are off to a solid start in fiscal 2007. Both divisions reported strong revenue growth and improved service operating income before amortization over last year. We continued the roll-out of Digital Phone with the service now available to approximately 2.3 million homes, representing approximately 70% of homes passed. We provide a facilities-based, competitive alternative to the traditional phone companies and offer the services and value our customers are looking for.”
Customer gains were posted this quarter across all products. Digital Phone lines increased 38,197 to 250,904 as at November 30, 2006. Internet and Digital subscribers increased by 35,877 to 1,348,639 and 25,331 to 696,887, respectively. Basic subscribers were up 12,664 to 2,213,457 and DTH customers increased 2,426 to 871,634.
Free cash flow2 for the quarter was $76.1 million compared to $32.1 million for the same period last year. The growth in free cash flow was primarily related to the increase in service operating income before amortization.
“Shaw’s continued customer growth and improved financial performance results from our focus on the customer, the commitment of our team, the capabilities of our network, and the strength of our product offering.” said Jim Shaw.
Net income of $81.1 million or $0.38 per share for the first quarter ended November 30, 2006 compared to net income of $75.7 million or $0.35 per share for the same quarter last year. The current and comparable three month period included non-operating items which are more fully detailed in Management’s Discussions and Analysis (MD&A). These included a tax recovery related to reductions in enacted income tax rates in the comparable three month period.3

Cable service revenue for the quarter of $499.2 million was up 15.8% over the same period last year primarily as a result of customer growth and rate increases. Service operating income before amortization for the three month period increased 14.6% over the same quarter to $237.8 million driven by the growth in revenue.
Satellite division quarterly service revenue of $171.8 million improved 8.4% over the same period last year primarily due to rate increases and customer growth. Service operating income before amortization for the quarter increased by 29.7% to $62.0 million. The improvement was largely due to growth in DTH revenues.
In closing, Mr. Shaw summarized: “Throughout the remainder of this year we will continue to focus on our key priorities of customer service, the further expansion of the Digital Phone foot print, strengthening our video offering with new programming and HDTV services, and bundling strategies. We also plan to launch a business voice service. Our customer focus continues to differentiate us, strengthen our financial position, and build value for all shareholders.”
Shaw Communications Inc. is a diversified communications company whose core business is providing broadband cable television, High-Speed Internet, Digital Phone, telecommunications services (through Shaw Business Solutions) and satellite direct-to-home services (through Star Choice) to 3.1 million customers. Shaw is traded on the Toronto and New York stock exchanges and is included in the S&P/TSX 60 Index (Symbol: TSX — SJR.B, NYSE — SJR).
This news release contains forward-looking statements, identified by words such as “anticipate”, “believe”, “expect”, “plan”, “intend” and “potential”. These statements are based on current conditions and assumptions and are not a guarantee of future events. Actual events could differ materially as a result of changes to Shaw’s plans and the impact of events, risks and uncertainties. For a discussion of these factors, refer to Shaw’s current annual information form, annual and quarterly reports to shareholders and other documents filed with regulatory authorities.

For further information, please contact:
Steve Wilson
Senior Vice President, Chief Financial Officer
Shaw Communications Inc.
403-750-4500

1	See definitions and discussion under Key Performance Drivers in MD&A.

2	Funds flow from operations is before changes in non-cash working capital as presented in the unaudited interim Consolidated Statement of Cash Flows.

3	See reconciliation of Net Income in Consolidated Overview in MD&A

Shaw Communications Inc.
MANAGEMENT’S DISCUSSION AND ANALYSIS
NOVEMBER 30, 2006
January 2, 2007
Certain statements in this report may constitute forward-looking statements. Such forward-looking statements involve risks, uncertainties and other factors which may cause actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Included herein is a “Caution Concerning Forward-Looking Statements” section which should be read in conjunction with this report.
The following should also be read in conjunction with Management’s Discussion and Analysis included in the Company’s August 31, 2006 Annual Report and the Consolidated Financial Statements and the Notes thereto and the unaudited interim Consolidated Financial Statements of the current quarter.
CONSOLIDATED RESULTS OF OPERATIONS
FIRST QUARTER ENDING NOVEMBER 30, 2006
SELECTED FINANCIAL HIGHLIGHTS

	Three months ended November 30,
			Change
	2006	2005	%

($000’s Cdn except per share amounts)
Operations:
Service revenue	671,006	589,545	13.8
Service operating income before amortization(1)	299,787	255,322	17.4
Funds flow from operations(2)	243,936	197,208	23.7
Net income	81,138	75,681	7.2
Per share data:
Earnings per share — basic and diluted	0.38	0.35
Weighted average participating shares outstanding during period (000’s)	215,034	219,035

(1)	See definition and discussion under Key Performance Drivers in Management’s Discussion and Analysis.
(2)	Funds flow from operations is before changes in non-cash working capital as presented in the unaudited interim Consolidated Statement of Cash Flows.
SUBSCRIBER HIGHLIGHTS

		Growth
	Total	Three months ended November 30,
	November 30, 2006	2006	2005

Subscriber statistics:
Basic cable customers	2,213,457	12,664	29,429
Digital customers	696,887	25,331	28,296
Internet customers (including pending installs)	1,348,639	35,877	54,724
DTH customers	871,634	2,426	10,199
Digital phone lines (including pending installs)	250,904	38,197	34,088

Shaw Communications Inc.
ADDITIONAL HIGHLIGHTS
•	The expansion of Shaw’s Digital Phone footprint continued with roll-outs during the quarter in New Westminster, British Columbia; Lethbridge, Medicine Hat and Red Deer, Alberta; and, Saskatoon, Saskatchewan. Most recently, the service was launched in Kelowna and Kamloops in British Columbia. As at November 30, 2006, the number of Digital Phone lines, including pending installations, was 250,904.

•	Customer growth continued across all business lines in the first quarter with increases of 12,664 for Basic cable, 25,331 for Digital, 35,877 for Internet, 38,197 for Digital Phone and 2,426 for DTH.

•	Consolidated service revenue of $671.0 million for the three month period, increased 13.8% over the prior year and total service operating income before amortization[2] of $299.8 million improved by 17.4% over the same period. Consolidated free cash flow more than doubled over the same quarter last year to $76.1 million.

•	The Company announced a 67% increase in the equivalent annual dividend rate on Shaw’s Class A Participating Shares and Class B Non-Voting Participating Shares to an equivalent annual dividend rate of $0.995 per Class A Participating Share and $1.00 per Class B Non-Voting Participating Share, payable in monthly installments commencing December 29, 2006.

•	The Company received approval from the Toronto Stock Exchange (“TSX”) to renew its normal course issuer bid to purchase up to an additional 15,300,000 of its Class B Non-Voting Shares for cancellation. Shaw’s normal course issuer bid will now expire on November 16, 2007.
Consolidated Overview
Consolidated service revenue of $671.0 million for the three month period improved by 13.8% over the same period last year primarily due to customer growth and rate increases. Consolidated service operating income before amortization for the quarter increased by 17.4% over the comparable period to $299.8 million primarily due to overall revenue growth. These improvements were partially offset by increased costs in the cable division resulting from expenditures incurred to support continued growth, the delivery of quality customer service, enhancements to products, and the launch of Digital Phone in new markets.
Net income was $81.1 million for the three months ended November 30, 2006, compared to $75.7 million for the same period last year. A number of non-operating items affected net income in each of the periods including a future tax recovery recorded during the first quarter of fiscal 2006 related to a reduction in corporate income tax rates which contributed $31.4 million to net income. Outlined below are further details on this and other operating and non-operating components of net income for each quarter. The fiscal 2006 tax recovery, related to reductions in corporate income tax rates, has been reflected as non-operating.

Shaw Communications Inc.

	Three months ended			Three months ended
		Operating net			Operating net
($000's Cdn)	November 30, 2006	of interest	Non-operating	November 30, 2005	of interest	Non-operating

Operating income	183,770			125,153
Interest on long-term debt	(61,841)			(63,442)

Operating income after interest	121,929	121,929	—	61,711	61,711	—
Gain on sale of investments	415	—	415	1,690	—	1,690
Foreign exchange gain on unhedged long-term debt	—	—	—	3,481	—	3,481
Fair value loss on a foreign currency forward contract	—	—	—	(360)	—	(360)
Other gains (losses)	(483)	—	(483)	2,131	—	2,131

Income (loss) before income taxes	121,861	121,929	(68)	68,653	61,711	6,942
Income tax (recovery) expense	40,826	40,911	(85)	(6,960)	22,937	(29,897)

Income before the following	81,035	81,018	17	75,613	38,774	36,839
Equity income on investees	103	—	103	68	—	68

Net income	81,138	81,018	120	75,681	38,774	36,907

The changes in net income are outlined in the table below.

	Increase of November 30, 2006
	net income compared to:
	Three months ended
	August 31, 2006	November 30, 2005

($millions Cdn)
Increased service operating income before amortization	24.7	44.5
Decreased amortization	6.7	14.2
Decreased interest expense	0.9	1.6
Change in net other costs and revenue(1)	(0.2)	(7.0)
Increased income taxes	(161.3)	(47.8)

	(129.2)	5.5

(1)	Net other costs and revenue include: gain on sale of investments, foreign exchange gain on unhedged long-term debt, fair value loss on a foreign currency forward contract, other gains (losses) and equity income on investees as detailed in the unaudited interim Consolidated Statements of Income and Deficit.
Earnings per share were $0.38 for the quarter which represents a $0.03 improvement over the same period last year. The improvement in the current quarter was due to higher net income of $5.5 million and included increased service operating income before amortization of $44.5 million and decreased amortization of $14.2 million. These improvements were partially offset by increased income taxes of $47.8 million. The increased income taxes were due to higher service operating income before amortization in the current quarter and a tax recovery of $31.4 million in the comparable quarter related to reductions in corporate income tax rates.
Net income in the current quarter decreased $129.2 million over the fourth quarter of fiscal 2006. The reduction was due to a $150.0 million tax recovery recorded in the fourth quarter, primarily related to reductions in corporate income tax rates, partially offset by improved service operating income before amortization in the current quarter of $24.7 million.

Shaw Communications Inc.
Funds flow from operations was $243.9 million in the first quarter compared to $197.2 million last year. The growth was principally due to increased service operating income before amortization of $44.5 million and reduced interest expense of $1.6 million.
Consolidated free cash flow for the quarter of $76.1 million increased $44.0 million over the comparable quarter due to improved service operating income before amortization. The Cable division generated $44.4 million of free cash flow for the quarter compared to $32.0 million in the comparable period. The Satellite division achieved free cash flow of $31.7 million compared to free cash flow of $0.1 million last year.
During the quarter, the Company increased the equivalent annual dividend rate on Shaw’s Class A Participating Shares and Class B Non-Voting Participating Shares to $0.995 per Class A Participating Share and $1.00 per Class B Non-Voting Participating Share, payable in monthly installments commencing December 29, 2006.
In November, 2006 Shaw received approval from the TSX to renew its normal course issuer bid to purchase its Class B Non-Voting Shares for a further one year period. The Company’s normal course issuer bid will expire on November 16, 2007 and Shaw is authorized to repurchase up to an additional 15,300,000 Class B Non-Voting Shares. Shaw continues to believe that purchases of Class B Non-Voting Shares under the bid are in the best interests of its shareholders and that such purchases constitute a desirable use of Shaw’s free cash flow.
Key Performance Drivers
The Company’s continuous disclosure documents may provide discussion and analysis of non-GAAP financial measures. These financial measures do not have standard definitions prescribed by Canadian GAAP or US GAAP and therefore may not be comparable to similar measures disclosed by other companies. The Company utilizes these measures in making operating decisions and assessing its performance. Certain investors, analysts and others, utilize these measures in assessing the Company’s financial performance and as an indicator of its ability to service debt. These non-GAAP financial measures have not been presented as an alternative to net income or any other measure of performance required by Canadian or US GAAP.
The following contains a listing of the Company’s use of non-GAAP financial measures and provides a reconciliation to the nearest GAAP measurement or provides a reference to such reconciliation.
Service operating income before amortization and operating margin
Service operating income before amortization is calculated as service revenue less operating, general and administrative expenses and is presented as a sub-total line item in the Company’s unaudited interim Consolidated Statements of Income and Deficit. It is intended to indicate the Company’s ability to service and/or incur debt, and therefore it is calculated before amortization (a non-cash expense) and interest. Service operating income before amortization is also one of the measures used by the investing community to value the business. Operating margin is calculated by dividing service operating income before amortization by service revenue.

Shaw Communications Inc.
Free cash flow
The Company utilizes this measurement as it measures the Company’s ability to repay debt and return cash to shareholders. Free cash flow for cable and satellite is calculated as service operating income before amortization, less interest, cash taxes on net income, capital expenditures (on an accrual basis) and equipment costs (net). Consolidated free cash flow is calculated as follows:

	Three months ended November 30,
	2006	2005

($000’s Cdn)
Cable free cash flow(1)	44,445	31,993
Combined satellite free cash flow(1)	31,692	110

Consolidated	76,137	32,103

(1)	The reconciliation of free cash flow for both cable and satellite is provided in the following segmented analysis.
CABLE
FINANCIAL HIGHLIGHTS

	Three months ended November 30,
			Change
	2006	2005	%

($000’s Cdn)

Service revenue (third party)	499,195	431,061	15.8

Service operating income before amortization(1)	237,769	207,515	14.6
Less:
Interest	51,390	52,869	(2.8)
Cash taxes on net income	—	1,042	(100.0)

Cash flow before the following:	186,379	153,604	21.3

Capital expenditures and equipment costs (net):
New housing development	22,493	23,266	(3.3)
Success based	20,328	23,310	(12.8)
Upgrades and enhancement	77,148	58,971	30.8
Replacement	9,282	10,135	(8.4)
Buildings/other	12,683	5,929	113.9

Total as per Note 2 to the unaudited interim Consolidated Financial Statements	141,934	121,611	16.7

Free cash flow(1)	44,445	31,993	38.9

Operating margin	47.6%	48.1%	(0.5)

(1)	See definitions and discussion under Key Performance Drivers in Management’s Discussion and Analysis.
OPERATING HIGHLIGHTS
•	During the quarter the Company added 38,197 Digital Phone lines to total 250,904, including pending installations. The expansion of Shaw’s Digital Phone footprint continued with the service now available to approximately 70% of homes passed and included roll-outs during the quarter in New Westminster, British Columbia; Lethbridge, Medicine Hat and Red Deer, Alberta; and, Saskatoon, Saskatchewan. Most recently, the service was launched in Kelowna and Kamloops in British Columbia.

Shaw Communications Inc.
•	Customer growth continued in the first quarter with increases of 12,664 for Basic cable, 25,331 for Digital, and 35,877 for Internet. At November 30, Basic subscribers total 2,213,457, and Digital and Internet stand at 696,887 and 1,348,639, respectively. Internet penetration of basic is now 60.9%.

•	Shaw completed the acquisition of several cable systems that complement existing operations including Whistler Cable and Grand Forks, both in British Columbia, as well as a system operating in and around Kenora, Ontario adding a total of 14,702 cable subscribers.
Cable service revenue improved 15.8% over the same period last year primarily as a result of customer growth and rate increases. Service operating income before amortization increased 14.6% for the comparable three month period. The increase was driven by revenue growth, partially offset by increased costs resulting from expenditures incurred to support continued growth, the delivery of quality customer service, and the launch of Digital Phone.
Service revenue improved $31.9 million or 6.8% over the fourth quarter of fiscal 2006 as a result of customer growth and rate increases. Service operating income before amortization improved $21.0 million or 9.7% over this same period mainly due to the revenue related growth.
First quarter capital expenditures were $141.9 million, an increase of $20.3 million over the same period last year. Shaw invested $29.2 million in the first quarter of 2007 on Digital Phone compared to $35.4 million in the same quarter last year.
Spending in the upgrade and enhancement category increased $18.2 million over the comparable three month period primarily due to increase network capacity to support digital phone and internet growth, upgrades to support Video-On-Demand (“VOD”), digital cable and high definition (“HD”) TV initiatives. Spending in Buildings and Other was up $6.8 million over the comparable three month period mainly due to various facilities projects.
Success based capital decreased over the comparable three month period to $20.3 million. Digital Phone success based capital increased during the current quarter as a result of customer growth, however, this was more than offset by reduced success based capital related to digital cable terminal (“DCT”) sales as a result of price increases implemented during the latter part of fiscal 2006.
Throughout the quarter Shaw delivered on its strategy of enhancing its various service offerings, and launching new products. In September, the Company announced the doubling of the download speed of the High-Speed Lite Internet service, at no additional cost to the customer, and in November announced the launch of its newest Internet product, Shaw High-Speed Nitro. This new service has a download speed of up to 25 Mbps and an upload speed of 1 Mbps. Shaw now offers four levels of Internet service including High Speed Nitro, High Speed Xtreme-I, High Speed Internet and High Speed Lite.

Shaw Communications Inc.
The Company continues to expand VOD content, signing agreements during the quarter with Sony Pictures and CBS Paramount to provide “Survivor: Cook Islands” on Shaw’s VOD service.
The Company also recently launched a new Standard Definition Personal Video Recorder (PVR) to complement the HD PVR offered for the past several years. These ongoing initiatives allow Shaw to meet the needs of their customers’ home entertainment requirements and contribute to continued subscriber growth.
SUBSCRIBER STATISTICS

			Three months ended
			November 30, 2006
		August 31,		Change
	November 30, 2006	2006(1)	Growth	%

CABLE:
Basic service:
Actual	2,213,457	2,200,793	12,664	0.6
Penetration as % of homes passed	65.4%	65.4%
Digital terminals	894,629	855,647	38,982	4.6
Digital customers	696,887	671,556	25,331	3.8

INTERNET:
Connected and scheduled	1,348,639	1,312,762	35,877	2.7
Penetration as % of basic	60.9%	59.6%
Standalone Internet not included in basic cable	163,322	157,200	6,122	3.9

DIGITAL PHONE:
Number of lines(2)	250,904	212,707	38,197	18.0

(1)	August 31, 2006 statistics are restated for comparative purposes to adjust subscribers as if the acquisitions of the Whistler and Grand Forks cable systems in British Columbia and the Kenora cable system in Ontario had occurred on that date.

(2)	Represents primary and secondary lines on billing plus pending installs.

	Three months ended November 30,
Churn(3)	2006	2005

Digital customers	3.3%	3.4%
Internet customers	3.7%	3.1%

(3)	Calculated as the number of new customer activations less the net gain of customers during the period divided by the average of the opening and closing customers for the applicable period.
Shaw began to digitally simulcast its channel line up in Calgary, Edmonton and Vancouver which has allowed the Company to introduce a new low priced digital terminal. The new terminal permits access to all digital features including the on-screen programming guide, music, and VOD and PPV movies and events.

Shaw Communications Inc.
SATELLITE (DTH and Satellite Services)
FINANCIAL HIGHLIGHTS

	Three months ended November 30,
			Change
	2006	2005	%

($000’s Cdn)
Service revenue (third party)
DTH (Star Choice)	150,192	137,744	9.0
Satellite Services	21,619	20,740	4.2

	171,811	158,484	8.4

Service operating income before amortization(1)
DTH (Star Choice)	49,682	36,693	35.4
Satellite Services	12,336	11,114	11.0

	62,018	47,807	29.7
Less:
Interest(2)	10,094	10,209	(1.1)
Cash taxes on net income	—	65	(100.0)

Cash flow before the following:	51,924	37,533	38.3

Capital expenditures and equipment costs (net):
Success based(3)	18,391	30,202	(39.1)
Transponders and other	1,841	7,221	(74.5)

Total as per Note 2 to the unaudited interim Consolidated Financial Statements	20,232	37,423	(45.9)

Free cash flow(1)	31,692	110	>100

Operating Margin	36.1%	30.2%	5.9

(1)	See definitions and discussion under Key Performance Drivers in Management’s Discussion and Analysis.

(2)	Interest is allocated to the Satellite division based on the actual cost of debt incurred by the Company to repay prior outstanding Satellite debt and to fund accumulated cash deficits of Shaw Satellite Services and Star Choice.

(3)	Net of the profit on the sale of satellite equipment as it is viewed as a recovery of expenditures on customer premise equipment.
OPERATING HIGHLIGHTS
•	Free cash flow for the quarter was $31.7 million compared to $0.1 million for the same period last year.

•	Star Choice added 2,426 customers to total 871,634.

•	For the second year in a row Star Choice received the SQM Group Inc. award for its customer satisfaction rating for customer contact in a call centre within the Telecommunications and TV Industry.
Service revenue improved 8.4% over the same quarter last year primarily as a result of rate increases and customer growth. Service operating income before amortization increased 29.7% over the comparable three month period to $62.0 million. The improvement was primarily due to the growth in service revenue, lower bad debt, the recovery of provisions related to certain contractual matters, and certain reduced expenses.

Shaw Communications Inc.
Service revenue increased 4.4% over the fourth quarter of fiscal 2006 primarily due to rate increases and customer growth. Service operating income before amortization improved 6.3% over this same quarter primarily due to revenue growth.
Capital spending of $20.2 million decreased $17.2 million over the comparable three month period. Quarterly success based capital expenditures of $18.4 million was $11.8 million lower mainly due to favorable pricing on receivers and reduced activations. Spending in Transponders and Other decreased $5.4 million over the comparable period primarily due to spending in the comparable quarter on uplink equipment to add additional transponder capacity.
During the quarter, and for the second consecutive year, Star Choice was recognized by SQM Group Inc., receiving their award for customer satisfaction within the Telecommunications and TV Industry. In addition to the focus on customer service, Star Choice has also undertaken several initiatives to enhance the quality of the programming service it offers by continually adding popular channels and new HD channels. Star Choice expanded their channel line up with new HD programming adding A&E HD, Super Ecran HD and Discovery HD during the quarter, and most recently added Showcase HD and National Geographic HD. They now offer 20 HD channels.
CUSTOMER STATISTICS

			Three months ended November 30, 2006
	November 30, 2006	August 31, 2006	Growth	%

Star Choice customers(1)	871,634	869,208	2,426	0.3

(1)	Including seasonal customers who temporarily suspend their service.

	Three months ended November 30,

Churn(2)	2006	2005

Star Choice customers	3.2%	3.4%

(2)	Calculated as the number of new customer activations less the net gain of customers during the period divided by the average of the opening and closing customers for the applicable period.
OTHER INCOME AND EXPENSE ITEMS:
Amortization

	Three months ended November 30,
			Change
	2006	2005	%

($000’s Cdn)
Amortization revenue (expense) —
Deferred IRU revenue	3,137	3,137	—
Deferred equipment revenue	23,218	18,369	26.4
Deferred equipment cost	(48,970)	(49,577)	(1.2)
Deferred charges	(1,237)	(1,258)	(1.7)
Property, plant and equipment	(92,165)	(100,840)	(8.6)

The increase in amortization of deferred equipment revenue over the comparative period is primarily due to growth in sales of higher priced HD digital equipment commencing in fiscal 2005. Amortization of property, plant and equipment decreased over the comparative period as the impact of assets that became fully depreciated in fiscal 2006 exceeded amortization on new capital purchases.

Shaw Communications Inc.
Interest

	Three months ended November 30,
			Change
	2006	2005	%

($000’s Cdn)
Interest	61,841	63,442	(2.5)

Interest expense decreased over the comparative period mainly as a result of lower average debt levels.
Investment activity
During the current and comparative quarter, the Company realized gains of $0.4 million and $1.7 million, respectively, on the sale of minor interests in publicly traded companies.
Foreign exchange gain on unhedged and hedged long-term debt

	Three months ended November 30,
			Change
	2006	2005	%

($000’s Cdn)
Foreign exchange gain on unhedged long-term debt	—	3,481	(100)

In June 2006, the Company amended its existing credit facility and repaid US dollar denominated bank loans. Until that time Shaw recorded foreign exchange gains on the translation of foreign denominated unhedged bank debt. In addition, the Company recorded a foreign exchange gain on the US $172.5 million COPrS prior to entering into a US dollar forward purchase contract in the first quarter of 2006 to hedge the redemption of the issue. Currently the Company does not have any foreign denominated unhedged long-term debt and therefore, does not anticipate recording any further foreign exchange gains and losses.
Under Canadian generally accepted accounting principles (“GAAP”), the Company translates long-term debt at period-end foreign exchange rates. Because the Company follows hedge accounting, the resulting foreign exchange gains or losses on translating hedged long-term debt are included in deferred credits or deferred charges. As a result, the amount of hedged long-term debt that is reported under GAAP is often different than the amount at which the hedged debt would be settled under existing cross-currency interest rate agreements. As outlined in Note 4 to the unaudited interim Consolidated Financial Statements, if the rate of translation was adjusted to reflect the hedged rates of the Company’s cross-currency agreements (which fix the liability for interest and principal), long-term debt would increase by $373.1 million (August 31, 2006 — $408.7 million) which represents the corresponding hedged amounts included in deferred credits.

Shaw Communications Inc.
Other gains and losses
This category consists mainly of realized and unrealized foreign exchange gains and losses on US dollar denominated current assets and liabilities, gains and losses on disposal of property, plant and equipment, and the Company’s share of the operations of Burrard Landing Lot 2 Holdings Partnership (“the Partnership”). Due to fluctuations of the Canadian dollar relative to the US dollar, the Company recorded a foreign exchange loss of $1.3 million for the quarter (2005 — gain of $1.2 million).
Income Taxes
Income taxes increased over the comparative period primarily due to the future income tax recovery of $31.4 million related to reductions in corporate income tax rates recorded in the comparative quarter and increased income taxes on higher income in the current quarter.
RISKS AND UNCERTAINTIES
There have been no material changes in any risks or uncertainties facing the Company since August 31, 2006. A discussion of risks affecting the Company and its business is set forth in the Company’s August 31, 2006 Annual Report under the Introduction to the Business — Known Events, Trends, Risks and Uncertainties in Management’s Discussion and Analysis.
FINANCIAL POSITION
Total assets at November 30, 2006 were $7.7 billion compared to $7.5 billion at August 31, 2006. Following is a discussion of significant changes in the consolidated balance sheet since August 31, 2006.
Current assets increased by $16.5 million due to an increase in accounts receivable of $16.4 million. Accounts receivable increased primarily due to customer growth, rate increases and timing of equipment shipments to retailers.
Investments and other assets decreased by $9.3 million due to the sale of an interest in a publicly traded company.
Property, plant and equipment increased by $57.7 million as current quarter capital expenditures exceeded amortization.
Broadcast licenses increased by $67.2 million due to the acquisition of Whistler and Grand Forks cable systems in British Columbia and the Kenora cable system in Ontario.
Current liabilities (excluding current portion of long-term debt) decreased by $16.4 million due to lower accounts payable of $39.8 million, partially offset by increases in bank indebtedness of $17.6 million and unearned revenue of $5.9 million. Accounts payable decreased primarily due to timing of interest payments. Unearned revenue increased due to customer growth and rate increases.

Shaw Communications Inc.
Total long-term debt increased by $60.5 million as a result of higher bank borrowings and Partnership debt of $24.9 million and an increase of $35.6 million relating to the translation of US denominated debt.
Deferred credits decreased by $30.0 million principally due to the decrease in deferred foreign exchange gains on the translation of hedged US dollar denominated debt of $35.6 million. Future income taxes increased by $55.6 million due to the impact of cable system acquisitions and the future income tax expense recorded in the current year.
LIQUIDITY AND CAPITAL RESOURCES
In the current year, Shaw generated $76.1 million of consolidated free cash flow. Shaw used its free cash flow along with the increase in bank debt of $42.6 million, proceeds on the sale of various assets of $9.8 million, proceeds on issuance of Class B Non-Voting Shares of $8.8 million and other net items of $8.6 million to fund the cash component of cable systems acquisitions of $52.4 million, pay common share dividends of $32.2 million and fund the net change in working capital requirements of $61.3 million.
On November 14, 2006, Shaw received the approval of the TSX to renew its normal course issuer bid to purchase its Class B Non-Voting Shares for a further one year period. The Company is authorized to acquire up to an additional 15,300,000 Class B Non-Voting Shares, representing approximately 10% of the public float of Class B Non-Voting Shares, during the period November 17, 2006 to November 16, 2007.
At November 30, 2006, Shaw had access to $716.6 million of available credit facilities. Based on available credit facilities and forecasted free cash flow, the Company expects to have sufficient liquidity to fund operations and obligations during the current fiscal year. On a longer-term basis, Shaw expects to generate free cash flow and have borrowing capacity sufficient to finance foreseeable future business plans and to refinance maturing debt.

Shaw Communications Inc.
CASH FLOW
Operating Activities

	Three months ended November 30,
			Change
	2006	2005	%

($000’s Cdn)
Funds flow from operations	243,936	197,208	23.7
Net increase in non-cash working capital balances related to operations	(61,345)	(22,193)	(176.4)

	182,591	175,015	4.3

Funds flow from operations increased over comparative periods as a result of growth in service operating income before amortization and lower interest expense. The net change in non-cash working capital balances over the comparative periods is mainly due to timing of payment of accounts payable and accrued liabilities.
Investing Activities

	Three months ended November 30,
	2006	2005	Increase

($000’s Cdn)
Cash flow used in investing activities	(201,680)	(167,767)	(33,913)

The cash used in investing activities increased $33.9 million over the comparative quarter due to cable systems acquisitions and higher capital expenditures in the current quarter, partially offset by lower cash requirements for equipment costs (net) and inventories.
Financing Activities
The changes in financing activities during the comparative periods were as follows:

	Three months ended November 30,
	2006	2005

($millions Cdn)
Bank loans and bank indebtedness — net borrowings (repayments)	42.6	(170.5)
Proceeds on $450 million senior unsecured notes	—	450.0
Dividends	(32.2)	(22.4)
Purchase of Class B Non-Voting Shares for cancellation	—	(58.0)
Repayment of Partnership debt	(0.1)	(0.1)
Proceeds on bond forward	—	2.5
Issue of Class B Non-Voting Shares	8.8	—
Proceeds on prepayment of IRU	—	0.2

	19.1	201.7

Shaw Communications Inc.
SUPPLEMENTARY QUARTERLY FINANCIAL INFORMATION

		Service
		operating income			Funds flow
	Service	before		Basic earnings	from
	revenue	amortization(1)	Net income	per share(2)	operations(3)

($000’s Cdn except per share amounts)
2007
First	671,006	299,787	81,138	0.38	243,936

2006
Fourth	631,888	275,127	210,369	0.97	220,617
Third	626,654	279,544	126,410	0.58	221,099
Second	611,197	267,924	45,790	0.21	208,273
First	589,545	255,322	75,681	0.35	197,208

2005
Fourth	562,958	250,759	69,959	0.31	191,507
Third	559,883	252,899	32,836	0.14	190,144
Second	549,919	244,311	5,721	0.02	176,557

(1)	See definition and discussion under Key Performance Drivers in Management’s Discussion and Analysis.

(2)	Diluted earnings per share equals basic earnings per share except in the fourth quarter of 2006 where diluted earnings per share is $0.96.

(3)	Funds flow from operations is presented before changes in net non-cash working capital as presented in the unaudited interim Consolidated Statements of Cash Flows.
Generally, service revenue and service operating income before amortization have grown quarter-over-quarter mainly due to customer growth and rate increases. Net income has generally trended positively quarter-over-quarter as a result of the growth in service operating income before amortization described above, reductions of interest expense as a result of debt repayment and retirement, the impact of the net change in non-operating items such as gains on sale of investments, foreign currency fluctuations on unhedged US denominated debt, fair value adjustments on foreign currency forward contracts and the impact of corporate income tax rate reductions. The exceptions to the consecutive quarter-over-quarter increases in net income are the second quarter of 2006 and first quarter of 2007. Net income declined by $29.9 million in the second quarter of 2006 and by $129.2 million in the first quarter of 2007 due to income tax recoveries primarily related to reductions in corporate income tax rates. The Company recorded $31.4 million and $150.0 million in the first and fourth quarters of 2006, respectively. As a result of the aforementioned changes in net income, basic and diluted earnings per share have trended accordingly.
ACCOUNTING STANDARDS
Update to critical accounting policies and estimates
The Management’s Discussion and Analysis (“MD&A”) included in the Company’s August 31, 2006 Annual Report outlined critical accounting policies including key estimates and assumptions that management has made under these policies and how they affect the amounts reported in the Consolidated Financial Statements. The MD&A also describes significant accounting policies where alternatives exist. The unaudited interim Consolidated Financial Statements follow the same accounting policies and methods of application as the most recent annual consolidated financial statements.

Shaw Communications Inc.
CAUTION CONCERNING FORWARD LOOKING STATEMENTS
Certain statements included and incorporated by reference herein may constitute forward-looking statements. Such forward-looking statements involve risks, uncertainties and other factors which may cause actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. When used, the words “anticipate”, “believe”, “expect”, “plan”, intend”, “target”, “guideline”, “goal”, and similar expressions generally identify forward-looking statements. These forward-looking statements include, but are not limited to, references to future capital expenditures (including the amount and nature thereof), financial guidance for future performance, business strategies and measures to implement strategies, competitive strengths, goals, expansion and growth of Shaw’s business and operations, plans and references to the future success of Shaw. These forward-looking statements are based on certain assumptions and analyses made by Shaw in light of its experience and its perception of historical trends, current conditions and expected future developments as well as other factors it believes are appropriate in the circumstances. However, whether actual results and developments will conform with expectations and predictions of the Company is subject to a number of risks and uncertainties. These factors include general economic, market or business conditions; the opportunities (or lack thereof) that may be presented to and pursued by Shaw; increased competition in the markets in which Shaw operates and from the development of new markets for emerging technologies; changes in laws, regulations and decisions by regulators in Shaw’s industries in both Canada and the United States; Shaw’s status as a holding company with separate operating subsidiaries; changing conditions in the entertainment, information and communications industries; risks associated with the economic, political and regulatory policies of local governments and laws and policies of Canada and the United States; and other factors, many of which are beyond the control of Shaw. Should one or more of these risks materialize or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those as described herein. Consequently, all of the forward-looking statements made in this report and the documents incorporated by reference herein are qualified by these cautionary statements, and there can be no assurance that the actual results or developments anticipated by Shaw will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, the Company.
You should not place undue reliance on any such forward-looking statements. Further, any forward-looking statement (and such risks, uncertainties and other factors) speaks only as of the date on which it was originally made and the Company expressly disclaims any obligation or undertaking to disseminate any updates or revisions to any forward-looking statement contained in this document to reflect any change in expectations with regard to those statements or any other change in events, conditions or circumstances on which any such statement is based, except as required by law. New factors affecting the Company emerge from time to time, and it is not possible for the Company to predict what factors will arise or when. In addition, the Company cannot assess the impact of each factor on its business or the extent to which any particular factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statement.

Shaw Communications Inc.
CONSOLIDATED BALANCE SHEETS
(Unaudited)

[thousands of Canadian dollars]	November 30, 2006	August 31, 2006

ASSETS
Current
Accounts receivable	154,564	138,142
Inventories	53,734	53,994
Prepaids and other	21,177	20,870

	229,475	213,006
Investments and other assets	8,707	17,978
Property, plant and equipment	2,307,735	2,250,056
Deferred charges	265,071	261,908
Intangibles
Broadcast licenses	4,758,719	4,691,484
Goodwill	88,111	88,111

	7,657,818	7,522,543

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Bank indebtedness	37,999	20,362
Accounts payable and accrued liabilities	421,290	461,119
Income taxes payable	4,831	4,918
Unearned revenue	112,414	106,497
Current portion of long-term debt [note 4]	297,216	449

	873,750	593,345
Long-term debt [note 4]	2,759,667	2,995,936
Other long-term liabilities [note 10]	41,362	37,724
Deferred credits	1,070,892	1,100,895
Future income taxes	1,040,587	984,938

	5,786,258	5,712,838

Shareholders’ equity
Share capital [note 5]	1,988,917	1,976,966
Contributed surplus	6,102	5,110
Deficit	(123,804)	(172,701)
Cumulative translation adjustment	345	330

	1,871,560	1,809,705

	7,657,818	7,522,543

See accompanying notes

Shaw Communications Inc.
CONSOLIDATED STATEMENTS OF INCOME AND DEFICIT
(Unaudited)

	Three months ended November 30,
[thousands of Canadian dollars except per share amounts]	2006	2005

Service revenue [note 2]	671,006	589,545
Operating, general and administrative expenses	371,219	334,223

Service operating income before amortization [note 2]	299,787	255,322
Amortization:
Deferred IRU revenue	3,137	3,137
Deferred equipment revenue	23,218	18,369
Deferred equipment cost	(48,970)	(49,577)
Deferred charges	(1,237)	(1,258)
Property, plant and equipment	(92,165)	(100,840)

Operating income	183,770	125,153
Interest on long-term debt [note 2]	(61,841)	(63,442)

	121,929	61,711
Gain on sale of investments	415	1,690
Foreign exchange gain on unhedged long-term debt	—	3,481
Fair value loss on a foreign currency forward contract	—	(360)
Other gains (losses)	(483)	2,131

Income before income taxes	121,861	68,653
Income tax expense (recovery)	40,826	(6,960)

Income before the following	81,035	75,613
Equity income on investees	103	68

Net income	81,138	75,681
Deficit, beginning of period	(172,701)	(428,855)
Reduction on Class B Non-Voting Shares purchased for cancellation	—	(35,085)
Amortization of opening fair value loss on a foreign currency forward contract	—	(93)
Dividends —
Class A and Class B Non-Voting Shares	(32,241)	(22,440)

Deficit, end of period	(123,804)	(410,792)

Earnings per share [note 6]
Basic and diluted	0.38	0.35

[thousands of shares]
Weighted average participating shares outstanding during period	215,034	219,035
Participating shares outstanding, end of period	215,307	217,619

See accompanying notes

Shaw Communications Inc.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)

	Three months ended November 30,
[thousands of Canadian dollars]	2006	2005

OPERATING ACTIVITIES [note 7]
Funds flow from operations	243,936	197,208
Net increase in non-cash working capital balances related to operations	(61,345)	(22,193)

	182,591	175,015

INVESTING ACTIVITIES
Additions to property, plant and equipment [note 2]	(139,375)	(109,398)
Additions to equipment costs (net) [note 2]	(19,798)	(38,745)
Net reduction (addition) to inventories	260	(18,987)
Cable business acquisitions [note 3]	(52,426)	—
Proceeds on sale of investments and other assets	9,839	7,863
Additions to deferred charges	(180)	(8,500)

	(201,680)	(167,767)

FINANCING ACTIVITIES
Increase in bank indebtedness	17,637	—
Increase in long-term debt	35,000	525,000
Long-term debt repayments	(10,110)	(245,591)
Issue of Class B Non-Voting Shares, net of after-tax expenses	8,790	—
Proceeds on bond forward	—	2,486
Proceeds on prepayment of IRU	—	152
Purchase of Class B Non-Voting Shares for cancellation	—	(57,954)
Dividends paid on Class A and Class B Non-Voting Shares	(32,241)	(22,440)

	19,076	201,653

Effect of currency translation on cash balances and cash flows	13	(4)

Increase in cash	—	208,897
Cash, beginning of the period	—	1,713

Cash, end of the period	—	210,610

Cash includes cash and term deposits
See accompanying notes

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
November 30, 2006 and 2005
[all amounts in thousands of Canadian dollars, except per share amounts]
1.     BASIS OF PRESENTATION AND ACCOUNTING POLICIES
The unaudited interim Consolidated Financial Statements include the accounts of Shaw Communications Inc. and its subsidiaries (collectively the “Company”). The notes presented in these unaudited interim Consolidated Financial Statements include only significant events and transactions occurring since the Company’s last fiscal year end and are not fully inclusive of all matters required to be disclosed in the Company’s annual audited consolidated financial statements. As a result, these unaudited interim Consolidated Financial Statements should be read in conjunction with the Company’s consolidated financial statements for the year ended August 31, 2006.
The unaudited interim Consolidated Financial Statements follow the same accounting policies and methods of application as the most recent annual consolidated financial statements.

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
November 30, 2006 and 2005
[all amounts in thousands of Canadian dollars, except per share amounts]
2.     BUSINESS SEGMENT INFORMATION
The Company provides cable television services, high-speed Internet access, Digital Phone and Internet infrastructure services (“Cable”); DTH (Star Choice) satellite services and, satellite distribution services (“Satellite Services”). All of these operations are located in Canada. Information on operations by segment is as follows:
Operating information

	Three months ended November 30,
	2006	2005
	$	$

Service revenue
Cable	500,006	431,751
DTH	151,692	138,805
Satellite Services	22,494	21,625

	674,192	592,181
Inter segment —
Cable	(811)	(690)
DTH	(1,500)	(1,061)
Satellite Services	(875)	(885)

	671,006	589,545

Service operating income before amortization
Cable	237,769	207,515
DTH	49,682	36,693
Satellite Services	12,336	11,114

	299,787	255,322

Interest on long-term debt(1)
Cable	51,390	52,869
DTH and Satellite Services	10,094	10,209
Burrard Landing Lot 2 Holdings Partnership	357	364

	61,841	63,442

Cash taxes (1)
Cable	—	1,042
DTH and Satellite Services	—	65

	—	1,107

(1)	The Company reports interest and cash taxes on a segmented basis for Cable and combined Satellite only. It does not report interest and cash taxes on a segmented basis for DTH and Satellite Services.

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
November 30, 2006 and 2005
[all amounts in thousands of Canadian dollars, except per share amounts]
Capital expenditures

	Three months ended November 30,
	2006	2005
	$	$

Capital expenditures accrual basis
Cable	132,270	109,587
Corporate	9,051	4,216

Sub-total Cable including corporate	141,321	113,803
Satellite (net of equipment profit)	1,047	6,486

	142,368	120,289

Equipment costs (net of revenue received)
Cable	613	7,808
Satellite	19,185	30,937

	19,798	38,745

Capital expenditures and equipment costs (net)
Cable	141,934	121,611
Satellite	20,232	37,423

	162,166	159,034

Reconciliation to Consolidated Statements of Cash Flows
Additions to property, plant and equipment	139,375	109,398
Additions to equipment costs (net)	19,798	38,745

Total of capital expenditures and equipment costs (net) per Consolidated Statements of Cash Flows	159,173	148,143
Increase in working capital related to capital expenditures	3,833	13,001
Less: Partnership capital expenditures(1)	—	(1,270)
Less: IRU prepayments(2)	(7)	(101)
Less: Satellite equipment profit(3)	(833)	(739)

Total capital expenditures and equipment costs (net) reported by segments	162,166	159,034

(1)	Consolidated capital expenditures include the Company’s proportionate share of the Burrard Landing Lot 2 Holdings Partnership (“Partnership”) capital expenditures which the Company is required to proportionately consolidate (see Note 1 to the Company’s 2006 Consolidated Financial Statements). As the Partnership is financed by its own debt with no recourse to the Company, the Partnership’s capital expenditures are subtracted from the calculation of segmented capital expenditures and equipment costs (net).

(2)	Prepayments on indefeasible rights to use (“IRUs”) certain specifically identified fibres in amounts not exceeding the costs to build the fiber subject to the IRUs are subtracted from the calculation of segmented capital expenditures and equipment costs (net).

(3)	The profit from the sale of satellite equipment is subtracted from the calculation of segmented capital expenditures and equipment costs (net) as the Company views the profit on sale as a recovery of expenditures on customer premise equipment.

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
November 30, 2006 and 2005
[all amounts in thousands of Canadian dollars, except per share amounts]
Assets

	November 30, 2006
	Cable	DTH	Satellite Services	Total
	$	$	$	$

Segment assets	6,031,936	856,579	534,361	7,422,876

Corporate assets				234,942

Total assets				7,657,818

	August 31, 2006
	Cable	DTH	Satellite Services	Total
	$	$	$	$

Segment assets	5,891,103	859,941	536,044	7,287,088

Corporate assets				235,455

Total assets				7,522,543

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
November 30, 2006 and 2005
[all amounts in thousands of Canadian dollars, except per share amounts]
3.     CABLE BUSINESS ACQUISITIONS

November 30, 2006
		Accounts	Issuance of Class B	Total
	Cash	payable	Non-Voting Shares	purchase price
	$	$	$	$

Cable systems	52,401	859	3,000	56,260

A summary of net assets acquired on cable business acquisitions, accounted for as purchases, is as follows:

$

Identifiable net assets acquired at assigned fair values
Property, plant and equipment	6,655
Broadcast licenses	67,235

73,890

Working capital deficiency	2,826
Future income taxes	14,804

17,630

Purchase price	56,260

During the three months ended November 30, 2006, the Company purchased three cable systems serving approximately 14,700 basic subscribers in British Columbia and Ontario. The $3,000 value of the 89,794 Class B Non-Voting Shares, issued as partial consideration for one of the acquisitions, was determined based upon the average market price around the date the terms of the purchase were agreed to and announced. The purchase price allocation may be impacted by settlement of final closing adjustments.

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
November 30, 2006 and 2005
[all amounts in thousands of Canadian dollars, except per share amounts]
4.     LONG-TERM DEBT

		November 30, 2006			August 31, 2006
		Translated			Translated
	Effective	at period			at year
	interest	end	Adjustment	Translated	end	Adjustment for	Translated
	rates	exchange	for hedged	at hedged	exchange	hedged	at hedged
	%	rate	debt(1)	rate	rate	debt(1)	rate

		$	$	$	$	$	$
Corporate
	Fixed and
Bank loans(2)	variable	305,000	—	305,000	280,000	—	280,000
Senior notes —
Due November 16, 2012	6.11	450,000	—	450,000	450,000	—	450,000
Due May 9, 2016	6.34	300,000	—	300,000	300,000	—	300,000
Due October 17, 2007	7.40	296,760	—	296,760	296,760	—	296,760
US $440,000 due April 11, 2010	7.88	502,568	140,052	642,620	486,332	156,288	642,620
US $225,000 due April 6, 2011	7.68	256,995	98,843	355,838	248,693	107,145	355,838
US $300,000 due December 15, 2011	7.61	342,660	134,190	476,850	331,590	145,260	476,850
Due November 20, 2013	7.50	350,000	—	350,000	350,000	—	350,000
COPrS —
Due September 30, 2027	8.54	100,000	—	100,000	100,000	—	100,000

		2,903,983	373,085	3,277,068	2,843,375	408,693	3,252,068

Other subsidiaries and entities

Videon CableSystems Inc. 8.15% Senior Debentures Series “A” due April 26, 2010	7.63	130,000	—	130,000	130,000	—	130,000
Burrard Landing Lot 2 Holdings Partnership	6.31	22,900	—	22,900	23,010	—	23,010

		152,900	—	152,900	153,010	—	153,010

Total consolidated debt		3,056,883	373,085	3,429,968	2,996,385	408,693	3,405,078
Less current portion(3)		297,216	—	297,216	449	—	449

		2,759,667	373,085	3,132,752	2,995,936	408,693	3,404,629

(1)	Foreign denominated long-term debt is translated at the period-end foreign exchange rates. Because the Company follows hedge accounting, the resulting exchange gains and losses on translating hedged long-term debt are included in deferred charges or deferred credits. If the rate of translation was adjusted to reflect the hedged rates of the Company’s cross-currency interest rate agreements (which fix the liability for interest and principal), long-term debt would increase by $373,085 (August 31, 2006 — $408,693) representing a corresponding amount in deferred credits. The hedged rates on the Senior notes of US $440,000, US $225,000 and US $300,000 are 1.4605, 1.5815 and 1.5895, respectively.

(2)	Availabilities under banking facilities are as follows at November 30, 2006:

			Operating
	Total	Bank loans(a)(b)	credit facilities(a)
	$	$	$

Total facilities	1,060,000	1,000,000	60,000
Amount drawn (excluding letters of credit of $406)	342,999	305,000	37,999

	717,001	695,000	22,001

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
November 30, 2006 and 2005
[all amounts in thousands of Canadian dollars, except per share amounts]
(a)	Bank loans represent liabilities classified as long-term debt. Operating credit facilities are for terms less than one year and accordingly are classified as bank indebtedness.

(b)	The $1 billion revolving credit facility is due May 31, 2011 and is unsecured and ranks pari passu with the senior unsecured notes.
(3)	Current portion of long-term debt includes the Senior notes due October 17, 2007 and the amount due within one year on the Partnership’s mortgage bonds.
5.     SHARE CAPITAL
Issued and outstanding

			November 30, 2006	August 31, 2006
Number of Securities			$	$
November 30, 2006	August 31, 2006

11,291,932	11,291,932	Class A Shares	2,475	2,475
204,014,666	203,649,904	Class B Non-Voting Shares	1,986,442	1,974,491

215,306,598	214,941,836		1,988,917	1,976,966

Stock option plan
In our stock option plan, directors, officers, employees and consultants of the Company are eligible to receive stock options to acquire Class B Non-Voting Shares with terms not to exceed 10 years from the date of grant. Twenty-five percent of the options are exercisable on each of the first four anniversary dates from the date of the original grant. The options must be issued at not less than the fair market value of the Class B Non-Voting Shares at the date of grant. The maximum number of Class B Non-Voting Shares issuable under this plan and the warrant plan described below may not exceed 16,000,000. To date, 344,085 Class B Non-Voting Shares have been issued under these plans. During the three months ended November 30, 2006, 270,218 options were exercised for $8,675.
The changes in options for the quarter ended November 30, 2006 are as follows:

		Weighted average
		exercise price
	Shares	$

Outstanding at beginning of period	9,558,801	32.60
Granted	1,174,500	33.41
Forfeited	(398,383)	32.75
Exercised	(270,218)	32.10

Outstanding at end of period	10,064,700	32.70

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
November 30, 2006 and 2005
[all amounts in thousands of Canadian dollars, except per share amounts]
The following table summarizes information about the options outstanding at November 30, 2006:

	Number	Weighted
	Outstanding	average	Weighted	Number exercisable	Weighted
	at	remaining	average exercise	at	average exercise
Range of prices	November 30, 2006	contractual life	price	November 30, 2006	price

$17.37	10,000	6.89	$17.37	7,500	$17.37
$29.70 - $34.70	10,054,700	6.39	$32.72	5,934,640	$32.63

During the quarter, the Company recorded compensation expense and credited contributed surplus for $1,152 (2005 — $620) in respect of the estimated fair value of the options. Upon exercise of 270,218 options in the current quarter, $160 was transferred from contributed surplus to share capital.
For all common share options granted to employees up to August 2003, had the Company determined compensation costs based on the fair values at grant dates of the common share options consistent with the method prescribed under CICA Handbook Section 3870, the Company’s net income and earnings per share would have been reported as the pro forma amounts indicated below:

	Three months ended November 30,
	2006	2005
	$	$

Net income for the period	81,138	75,681
Fair value of stock option grants	30	468

Pro forma net income for the period	81,108	75,213
Pro forma earnings per share — basic and diluted	0.38	0.34

The weighted average estimated fair value at the date of the grant for common share options granted was $6.45 per option (2005 — $2.69 per option) for the quarter. The fair value of each option granted was estimated on the date of the grant using the Black-Scholes option-pricing model with the following assumptions:

	Three months ended November 30,
	2006	2005
	$	$

Dividend yield	2.99%	1.67%
Risk-free interest rate	3.98%	3.51%
Expected life of options	4 years	4 years
Expected volatility factor of the future expected market price of Class B Non-Voting Shares	25.6%	23.9%

For the purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options’ vesting period.
Other stock options
In conjunction with the acquisition of Satellite Services, holders of Satellite Services options elected to receive 0.9 of a Shaw Class B Non-Voting Share in lieu of one Satellite Services share which would have been received upon the exercise of an option under the Satellite Services plan.

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
November 30, 2006 and 2005
[all amounts in thousands of Canadian dollars, except per share amounts]
At November 30, 2006 there were 33,836 Satellite Services options outstanding with exercise prices between $7.75 and $23.25 and a weighted average price of $11.70. The weighted average remaining contractual life of the Satellite Services options is 1.3 years. At November 30, 2006, 33,836 Satellite Services options were exercisable into 30,452 Class B Non-Voting Shares of the Company at a weighted average price of $13.00 per Class B Non-Voting Share. During the three months ended November 30, 2006, 5,000 options were exercised into 4,500 Class B Non-Voting Shares for $116.
Warrants
Prior to the Company’s acquisition and consolidation of Satellite Services effective July 1, 2000, Satellite Services and its subsidiary Star Choice had established a plan to grant warrants to acquire Satellite Services common shares at a price of $22.50 per share to distributors and dealers. The Company provided for this obligation (using $25 per equivalent Shaw Class B Non-Voting Share) in assigning fair values to the assets and liabilities in the purchase equation on consolidation based on the market price of the Shaw Class B Non-Voting Shares at that time. Accordingly, the issue of the warrants under the plan had no impact on the earnings of the Company.
On September 1, 2006, 250 warrants were exercised for $6 and the remaining 5,350 warrants expired.
6.     EARNINGS PER SHARE
Earnings per share calculations are as follows:

	Three months ended November 30,
	2006	2005
	$	$

Net income	81,138	75,681

Earnings per share — basic and diluted	0.38	0.35

Weighted average number of Class A and Class B Non-Voting Shares used as denominator in above calculation (thousands of shares)	215,034	219,035

The Class B Non-Voting Shares issuable on settlement of the COPrS and under the terms of the Company’s stock option and warrant plans are anti-dilutive (increase earnings per share) and are therefore, not included in the calculation of diluted earnings per share.

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
November 30, 2006 and 2005
[all amounts in thousands of Canadian dollars, except per share amounts]
7.     STATEMENTS OF CASH FLOWS
Additional disclosures with respect to the Consolidated Statements of Cash Flows are as follows:
(i)	Funds flow from operations

	Three months ended November 30,
	2006	2005
	$	$

Net income	81,138	75,681
Non-cash items:
Amortization Deferred IRU revenue	(3,137)	(3,137)
Deferred equipment revenue	(23,218)	(18,369)
Deferred equipment cost	48,970	49,577
Deferred charges	1,237	1,258
Property, plant and equipment	92,165	100,840
Future income tax expense (recovery)	40,826	(8,067)
Gain on sale of investments	(415)	(1,690)
Foreign exchange gain on unhedged long-term debt	—	(3,481)
Equity income on investees	(103)	(68)
Fair value loss on foreign currency forward contracts	—	360
Stock option expense	1,152	620
Defined benefit pension plan	3,638	3,153
Other	1,683	531

Funds flow from operations	243,936	197,208

(ii)	Changes in non-cash working capital balances related to operations include the following:

	Three months ended November 30,
	2006	2005
	$	$

Accounts receivable	(15,597)	(14,660)
Prepaids and other	(3,531)	1,397
Accounts payable and accrued liabilities	(46,778)	(16,126)
Income taxes payable	(725)	(22)
Unearned revenue	5,286	7,218

	(61,345)	(22,193)

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
November 30, 2006 and 2005
[all amounts in thousands of Canadian dollars, except per share amounts]
(iii)	Interest and income taxes paid and classified as operating activities are as follows:

	Three months ended November 30,
	2006	2005
	$	$

Interest	99,328	89,345
Income taxes	719	1,130

(iv)	Non-cash transaction:
The Consolidated Statements of Cash Flows exclude the following non-cash transaction:

	Three months ended November 30,
	2006	2005
	$	$

Issuance of Class B Non-Voting Shares on a cable system acquisition	3,000	—

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
November 30, 2006 and 2005
[all amounts in thousands of Canadian dollars, except per share amounts]
8.     UNITED STATES ACCOUNTING PRINCIPLES
The unaudited interim Consolidated Financial Statements of the Company are prepared in Canadian dollars in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”). The following adjustments and disclosures would be required in order to present these unaudited interim Consolidated Financial Statements in accordance with accounting principles generally accepted in the United States (“US GAAP”).

	Three months ended November 30,
	2006	2005
	$	$

Net income using Canadian GAAP	81,138	75,681
Add (deduct) adjustments for:
Deferred charges (2)	6,787	(6,778)
Foreign exchange gains (losses) on hedged long-term debt (8)	(35,609)	20,210
Reclassification of hedge gains (losses) from other comprehensive income (7)	35,609	(20,210)
Income tax effect of adjustments	(2,087)	2,339
Effect of future income tax rate reductions on differences	—	(785)

Net income using US GAAP	85,838	70,457

Unrealized foreign exchange gain (loss) on translation of self-sustaining foreign operations	15	(7)
Unrealized gains on available-for-sale securities, net of tax (6)
Unrealized holding gains arising during the period	—	6,789
Less: reclassification adjustment for gains included in net income	—	(1,371)

	15	5,411
Adjustment to fair value of derivatives (7)	42,181	(5,456)
Reclassification of derivative losses (gains) to income to offset foreign exchange gains/losses on hedged long-term debt (7)	(30,134)	16,724
Effect on future income tax rate reductions on differences	—	(1,036)

	12,062	15,643

Comprehensive income using US GAAP	97,900	86,100

Net income per share using US GAAP	0.40	0.32
Comprehensive income per share using US GAAP	0.46	0.39

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
November 30, 2006 and 2005
[all amounts in thousands of Canadian dollars, except per share amounts]
Balance sheet items using US GAAP

	November 30, 2006		August 31, 2006
	Canadian	US	Canadian	US
	GAAP	GAAP	GAAP	GAAP
	$	$	$	$

Deferred charges (2) (8) (9) (10)	265,071	175,568	261,908	164,053
Broadcast licenses (1) (4) (5)	4,758,719	4,733,485	4,691,484	4,666,250
Other long-term liabilities (7) (10)	41,362	564,960	37,724	612,306
Deferred credits (8) (9)	1,070,892	686,823	1,100,895	679,652
Future income taxes	1,040,587	995,054	984,938	933,990
Shareholders’ equity	1,871,560	1,662,827	1,809,705	1,584,225

The cumulative effect of these adjustments on consolidated shareholders’ equity is as follows:

	November 30, 2006	August 31, 2006
	$	$

Shareholders’ equity using Canadian GAAP	1,871,560	1,809,705
Amortization of intangible assets (1)	(130,208)	(130,208)
Deferred charges (2)	(3,471)	(8,171)
Equity in loss of investees (3)	(35,710)	(35,710)
Gain on sale of subsidiary (4)	16,052	16,052
Gain on exchange of cable television systems (5)	50,063	50,063
Foreign exchange gains on hedged long-term debt (8)	315,726	345,860
Reclassification of hedge losses from other comprehensive income (7)	(315,726)	(345,860)
Accumulated other comprehensive loss	(105,114)	(117,176)
Cumulative translation adjustment	(345)	(330)

Shareholders’ equity using US GAAP	1,662,827	1,584,225

Included in shareholders’ equity is accumulated other comprehensive income (loss), which refers to revenues, expenses, gains and losses that under US GAAP are included in comprehensive income (loss) but are excluded from income (loss) as these amounts are recorded directly as an adjustment to shareholders’ equity, net of tax. The Company’s accumulated other comprehensive loss is comprised of the following:

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
November 30, 2006 and 2005
[all amounts in thousands of Canadian dollars, except per share amounts]

	November 30, 2006	August 31, 2006
	$	$

Accumulated other comprehensive income (loss)
Unrealized foreign exchange gain on translation of self-sustaining foreign operations	345	330
Fair value of derivatives (7)	(91,067)	(103,114)
Minimum liability for pension plan (10)	(14,392)	(14,392)

	(105,114)	(117,176)

Areas of material difference between accounting principles generally accepted in Canada and the United States and their impact on the unaudited interim Consolidated Financial Statements are as follows:
(1)	Amortization of intangibles prior to September 1, 2001 is required on a straight-line basis for US GAAP purposes, instead of an increasing charge method.

(2)	US GAAP requires the excess of equipment cost deferrals over equipment revenue deferrals to be expensed as incurred instead of being deferred and amortized.

(3)	Equity in loss of investees have been adjusted to reflect US GAAP.

(4)	Gain on a sale of a subsidiary that was not permitted to be recognized under Canadian GAAP was required to be recognized under US GAAP.

(5)	Gain on an exchange of cable systems was required to be recorded under US GAAP but may not be recorded under Canadian GAAP.

(6)	US GAAP requires equity securities included in investments to be carried at fair value rather than cost as required by Canadian GAAP.

(7)	Under US GAAP, all derivatives are recognized in the balance sheet at fair value with gains and losses recorded in income or comprehensive income (loss).

(8)	Foreign exchange gains (losses) on translation of hedged long-term debt are deferred under Canadian GAAP but included in income (loss) for US GAAP.

(9)	US GAAP requires subscriber connection revenue and related costs to be recognized immediately instead of being deferred and amortized.

(10)	The Company’s unfunded non-contributory defined benefit pension plan for certain of its senior executives had an accumulated benefit obligation of $79,902 as at August 31, 2006. Under US GAAP, an additional minimum liability is to be recorded for the difference between the accumulated benefit obligation and the accrued pension liability. The additional liability is offset in deferred charges up to an amount not exceeding the unamortized past service costs. The remaining difference is recognized in other comprehensive income (loss), net of tax. Under Canadian GAAP, the accumulated benefit obligation and additional minimum liability are not recognized.

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
November 30, 2006 and 2005
[all amounts in thousands of Canadian dollars, except per share amounts]
9.     PENSION PLAN
The total benefit costs expensed under the Company’s defined benefit pension were $3,911 (2005 - $3,425), for the quarter ended November 30, 2006.
10.     OTHER LONG-TERM LIABILITIES
Other long-term liabilities include the long-term portion of the Company’s defined benefit pension plan of $41,362 (August 31, 2006 — $37,724).